

U.S. Securities and Exchange Commission
Division of Investment Management

April 17, 2023

VIA E-mail

Dodie Kent, Esq.
Eversheds Sutherland LLP
1114 6th Avenue
New York, NY 10036

      Re: The Penn Insurance and Annuity Company
            PIA Variable Life Account I
            Initial Registration Statement on Form N-6
            File Nos. 333-269813; 811-23646

Dear Ms. Kent:

You filed the above-referenced initial registration statement on Form N-6 on behalf of The Penn Insurance and Annuity Company (the "Company") and its separate account on February 15, 2023. Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

3. Please be aware that the compliance date for the requirement to use the Inline eXtensible Business Reporting Language (iXBRL) format for the submission of certain required

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[1] Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

disclosures in the variable contract statutory prospectus was January 1, 2023. Filings made on or after January 1, 2023 are required to comply with these requirements. *See* General Instruction C.3.(h) to Form N-6.

4. Please ensure that electronic versions of the summary and statutory prospectuses include appropriate electronic links from each row of the KIT to the corresponding statutory prospectus sections where the specific subject matter is discussed in greater detail. *See* Instruction 1(b) to Item 2 of Form N-6. Please note that several existing Penn Mutual products do not currently include the required hyperlinks in the electronic versions of the summary and statutory prospectuses.

PROSPECTUS

Important Information You Should Consider (pages 5-8)

5. Please complete all bracketed information. In addition, please confirm all percentages will be presented to the nearest hundredth of one percent.

6. On page 7, we note disclosure stating, "A policy lapse may have tax consequences." Please include disclosure in the prospectus explaining these tax consequences and provide a cross-reference to this disclosure in the key information table.

Overview of the Protection Variable Universal Life Insurance Policy (pages 9-12)

7. The second paragraph of the Investment Options discussion on page 10 states that, in addition to the Variable Investment Options, the Policy includes "both" a Traditional Fixed Account and a Short-Term Fixed Account. Please revise the disclosure to also refer to the Dollar Cost Averaging Fixed Account and briefly describe this investment option in this section.

8. On page 10, disclosure states, "[t]he Fixed Account Options are both designed to be safe investments that provide fixed returns." Please clarify that amount allocated to these option are subject to the claims-paying ability and financial strength of the Company.

9. On page 11, under Surrenders and Withdrawals, please clarify in the disclosure the reference to "administrative requirements" that might limit a policy owner from accessing policy value through surrenders or partial withdrawals.

Table of Fees and Expenses (pages 13-16)

10. The Accelerated Death Benefit Rider states in part that "the interest rate will be the greater of (a) the current 90-day Treasury bill rate, or (b) the current maximum statutory adjustable policy loan rate." Please clarify what the current maximum statutory adjustable policy loan rate refers to and where the investor can find this figure.

11. With respect to the Estate Preservation Term Rider, please provide the amount deducted for the representative insured.

Summary of Principal Risks of Investing in the Policy (page 17)

12. The discussion on page 17, under Risk of Lapse, discusses the ability of a policy owner to apply to reinstate the policy within five years from the date of lapse. Please disclose that reinstatement is subject to additional requirements, including payment of a minimum amount of premium.

Policy Split Option Rider (page 36-37)

13. The prospectus states that "[t]he cash surrender value of each new policy on the date of the exchange will be the Policy Value on the date of the exchange less any applicable surrender charge for the new policy." Please confirm that this statement is correct or whether it should be revised to refer to the "*combined* cash surrender value of each new policy…."

Accelerated Death Benefit Rider (page 39)

14. The prospectus states that "[t]he amount you access under this Rider will reduce the death benefit that is payable under the base Policy upon the death of the second insured to die." Please clarify if this reduction is dollar-for-dollar or is on some other basis. Also, in the example, please disclose the remaining death benefit.

Chronic Illness Accelerated Benefit Rider (page 40)

15. In the discussion of the limits in the Accelerated Benefit Payment, please revise the third and fourth bullet for clarity.

16. Please explain the mortality factor used to reduce the remaining death benefit. Please also explain the period over which interest charge is assessed.

17. Please explain supplementally how the figures in the example were derived as we could not reproduce the figures.

Portfolios Available Under the Policy (page A-1)

19. It appears that the Company posts updated portfolio company performance to its website. Therefore, please include a statement explaining that updated performance information is available and providing a website address and/or toll-free (or collect) telephone number where the updated information may be obtained. *See* instruction 1(e) to Item 18 to Form N-6.

20. The footnote to "Current Expenses" should identify each Portfolio Company subject to an expense reimbursement or fee waiver arrangement. *See* instruction 4 to Item 18 to Form N-6.

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendment. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6760 or foorj@sec.gov.

Sincerely,
/s/ Jeffrey A. Foor
Senior Counsel

cc: Keith O'Connell, Branch Chief
        Michael Kosoff, Senior Special Counsel
        Michael Spratt, Assistant Director